Exhibit 2.1
Gorrissen Federspiel Kierkegaard
EXECUTION COPY
Share Purchase Agreement
relating to the sale and purchase of all shares in
Sonion A/S

Gorrissen Federspiel Kierkegaard
Table of Contents:

1 Definitions	5
2 Sale and Purchase of the Shares	12
3 Purchase Price	12
4 Signing	14
5 Conduct of Business	15
6 Management Shareholders	17
7 Conditions Precedent	19
8 Closing	21
9 Due Diligence	25
10 Sellers’ Warranties	26
11 Buyer’s Warranties	48
12 Post Closing Tasks	49
13 Restrictions on Business Activities	49
14 Indemnification	50
15 Announcements and Confidentiality	57
16 Further Assurance	57
17 No Assignment	61
18 Entire Agreement	61
19 Cost and Expenses	61
20 Notices	62
21 Service Agent	64
22 Governing Law and Arbitration	64
23 Copies	65
List of Schedules	67

Gorrissen Federspiel Kierkegaard
This Agreement is made on this 8th of January 2008
between:
NC III Limited
22 Grenville Street
St. Helier
Jersey JE4 8 PX
Channel Islands
and
Nordic Capital III Limited
22 Grenville Street
St. Helier
Jersey JE4 8 PX
Channel Islands
acting in its capacity of General Partner to Nordic Capital III Alpha L.P. and Nordic Capital III Beta L.P. and as Manager of Handelsbanken, 3i Group Plc, Allmänna Pensionsfonden, Lothian 47 and Kuntien Eläkevkuutus
(hereinafter together with NC III Limited referred to as “Nordic Capital”)
and
P-M 2000 A/S
Malmøgade 3
DK-2100 Copenhagen Ø
Denmark
(hereinafter referred to as “Polaris”)
and
Intermediate Capital Investments Limited
20, Old Broad Street
London EC2N 1DP
England
(hereinafter referred to as “ICG”)
and
Erhvervsinvest Nord A/S
Skelagervej 15
DK-9000 Aalborg
Denmark
(hereinafter referred to as “EN”)
(Nordic Capital, Polaris, ICG and EN the “Sellers”),

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and
Technitrol, Inc., a company incorporated and registered under the laws of Pennsylvania having its registered address at 1210 Northbrook Drive, Suite 470, Trevose, PA 19053, USA (the “Buyer”).
Whereas:

a	the Sellers together with the Management Shareholders own the issued share capital, nominal value DKK 202,022,465, of Sonion A/S, CVR-no. 25141350, less the Treasury Shares (the total issued share capital of Sonion A/S less the Treasury Shares hereinafter defined as the “Shares”) having its registered address at Byleddet 12-14, DK-4000 Roskilde, Denmark (the “Company”);

b	Nordic Capital owns nominal DKK 90,918,882 Shares, representing approx. 47.1 % of the Shares, Polaris owns nominal DKK 60,612,586 Shares, representing approx. 31.4 % of the Shares, ICG owns nominal DKK 32,471,028 Shares, representing approx. 16.8 % of the Shares and EN owns nominal DKK 4,393,507 Shares, representing approx. 2.3 % of the Shares;

c	the Management Shareholders currently own nominal DKK 4,471,721 Shares, representing approx. 2.3 % of the Shares, and 3,217,262 Warrants giving the right to subscribe for nominal DKK 3,217,262 new shares in the Company;

d	the Company and Sonion Roskilde A/S own nominal DKK 9,154,741 Shares (the “Treasury Shares”) and the Company owns 33,000 warrants giving the right to subscribe for nominal DKK 33,000 new shares in the Company (the “Treasury Warrants”);

e	all Shares and Warrants will be transferred to the Buyer at Closing while the Treasury Shares will remain with the Company and Sonion Roskilde A/S and the Treasury Warrants will remain with the Company;

f	the Shares and Warrants presently owned by the Management Shareholders will be transferred to the Buyer at Closing by way of a separate share transfer document;

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g	the Group develops, manufactures and markets microacoustic and micromechanical components and solutions for customers that manufacture hearing instruments and mobile terminals and other devices;

h	the Buyer and the Sellers have entered into a Confidentiality Agreement dated 2 October 2007; and

i	the Sellers have agreed to sell and/or deliver, and the Buyer has agreed to purchase the Shares and the Warrants on the terms and subject to the conditions set forth in this Agreement now it is hereby agreed as follows:

1	Definitions

1.1	For the purpose of this Agreement, the following definitions shall apply:

“Accounting Principles”	means the accounting policies applied in the Group’s annual report for the financial year 2006, pages 31 to 34, attached as Schedule 1.A,

“Accounts”	means the audited financial reports for the fiscal years 2005 and 2006 and any subsequent audited financial reports of the Group and any Group Company,

“Adjusted Purchase Price”	means the Purchase Price less the payments described in Clauses 3.1(ii) and (iii),

“Affiliate”	means with respect to any Person any other Person controlling, controlled by or under common control with such Person, such control being determined in accordance with the term “koncern” in Section 2 of the Danish Limited Companies Act (“aktieselskabsloven”),

“Agreement”	means this Agreement including the Schedules and any attachments thereto,

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“Balance Sheet Date”	means 30 September 2007,

“Basket Amount”	has the meaning set out in Clause 14.12,

“Breach of Agreement”	means any breach of any of the Warranties,

“Business Day”	means a day where banks are generally open for banking business in Denmark,

“Buyer’s Knowledge”	means the actual knowledge of the individuals acting on behalf of the Buyer who have been involved in the transaction contemplated by this Agreement and who are listed in Schedule 1.F. The following shall be deemed within the actual knowledge of the individuals listed in Schedule F, provided that the matter in question has been fully and fairly disclosed in writing: (i) documents and facts relating to the Group as presented to the Buyer during the due diligence process, including the Data Room Documentation and the vendor due diligence report prepared by KPMG; (ii) information provided during management presentations, Q&A sessions, site visits and in the Information Memorandum; and (iii) information contained in the Disclosure Letter,

“Buyer’s Warranties”	means the representations and warranties set out in Clause 11,

“Change of Control Contracts”	means such Material Contracts entered into by the Company or a Subsidiary with third parties, which require the consent of such third parties to the purchase by the Buyer of the Shares or which grant such third parties the right to terminate, amend or renegotiate the contract concerned due to the purchase by the Buyer of the Shares,

“Closing”	means closing of the transaction contemplated by

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this Agreement as set out in Clause 8,

“Closing Date”	means the date of Closing as determined in accordance with Clause 8,

“Company”	has the meaning set out above,

“Data Room Documentation”	has the meaning set out in Clause 9.1,

“Data Room Index”	means the data room index attached as Schedule 9.2 identifying the information and documentation made available to the Buyer and its advisers in the data room regarding the Group,

“Disclosure Letter”	means the letter attached hereto as Schedule 1.B,

“Encumbrances”	means any mortgage, charge, pledge, lien, third party right or interest, or security interest,

“Escrow Account”	has the meaning set out in Clause 8.2(j),

“Escrow Agreement”	has the meaning set out in Clause 8.2(j),

“Escrow Bank”	has the meaning set out in Clause 8.2(j),

“External Claim”	has the meaning set out in Clause 14.5,

“Group”	means the Company and the Subsidiaries,

“Group Company”	means the Company or a Subsidiary,

“IFRS”	means International Financial Reporting Standards and supplementary Danish disclosure requirements as applied by the Group in the annual report for the financial year 2006 as described in Schedule 1.A,

“IFU”	means The Industrialization Fund for Developing Countries, Copenhagen, Denmark,

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“Information Memorandum”	means the document so named dated October 2007 and prepared by the Sellers and its financial adviser,

“Intellectual Property”	means patents and patent applications, utility models, registered and unregistered trademarks, service marks, trade names and applications therefore, registered and unregistered copyrights, trade secrets, domain names, trade dress and design rights and applications therefore,

“Interest”	means an annual rate of 150 base points above LIBOR, at or about 11 a.m. CET two Business Days prior to the date on which payment shall be made,

“IT”	has the meaning set out in Clause 10.12.7,

“Key Employees”	means the employees as listed in Schedule 1.C,

“Law”	means any EU, federal, national, state, provincial, local or other law (including case law, administrative practice and applicable legal principles) or regulation in any country or jurisdiction, and regulations and orders issued there under,

“Lower Threshold”	has the meaning set out in Clause 14.11,

“Management Shareholder”	means any former or present employee of the Group holding Shares and/or Warrants and/or being comprised by the Sonion Roskilde Payment as set out in Schedule 1.D and the chairman of the board of directors of the Company,

“Material Adverse Effect”	means any event, occurrence, fact, condition, change or development within, caused by or solely imposed on the Group that individually or in the aggregate has constituted or resulted in or which will result in a material adverse change in or effect on the business, operations, properties, prospects, assets

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or condition of the Group taken as a whole (for the avoidance of doubt this shall not include any event, occurrence, fact, condition, change or development which affect businesses similar to the Group similarly, for instance without limitation changes in the raw materials markets, end-customer markets, or financial, banking or capital markets),

“Material Contracts”	means those of the Group’s contracts listed in Schedule 1.E which contracts have been identified by the CEO (Peter Scheel) and CFO (Jørn Bjerregaard-Nielsen) of the Group as being of significant importance to the present operations or prospects of the Group,

“Monthly Financial Statements”	has the meaning set out in Clause 5.2,

“Net Debt”	means net interest-bearing debt as set out in the Group’s Monthly Financial Statements calculated in accordance with past practices,

“Notice”	means any communication or notice made under this Agreement which is sent to a Party by (i) courier service (hand delivery) against acknowledgement of receipt, (ii) by telefax provided that the transmission is successful (evidenced by a fax result report) or (iii) by email provided the reception of such email is acknowledged by the authorised person(s) with the relevant Party(ies) as set out in Clause 20 within one Business Day after it has been sent,

“Parties”	means the Sellers and the Buyer and “Party” means either of them,

“Patents”	means all patents, patent applications and utility models, including without limitation any provisionals, continuations, divisionals, continuation-in-part, re-

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issues, re-examinations and all pending applications therefore, listed in Schedule 10.12.1,

“Person”	means an individual or an entity having separate legal personality,

“Purchase Price”	has the meaning set out in Clause 3.1,

“Purchase Price Allocation Schedule”	has the meaning set out in Clause 3.1,

“Ruling” and “Rulings”	has the meaning set out in Clause 16.4,

“Schedules”	means the Schedules (with any attachments hereto) to this Agreement,

“Sellers’ Knowledge”	means the actual knowledge of Kent Stevens Larsen of Nordic Capital and Niels Worning of Polaris after due inquiry of the Key Employees in respect of the subject matter of the Sellers’ Warranty in question,

“Sellers’ Warranties”	means the representations and warranties set out in Clause 10,

“September Balance Sheet”	means the audited balance sheet for the Company prepared by the Sellers and for the Sellers’ account as at the Balance Sheet Date,

“Service Agent”	has the meaning set out in Clause 21.1,

“Shares”	has the meaning set out in recital a,

“Signing”	means the signing of this Agreement as set out in Clause 4,

“Sonion Roskilde Payment”	has the meaning set out in Clause 6.2,

“Subsidiaries”	means Sonion Roskilde A/S, Sonion Horsens A/S, Sonion MEMS A/S, Sonion Tech A/S, Sonion Vietnam

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co. ltd., Kirk Acoustics China Holding A/S, Sonion Netherland B.V., Sonion US Inc., Sonion Polska Sp. z.o.o, Sonion Suzhou co. Ltd and, Sonion Suzhou co. Ltd II, and “Subsidiary” means any one of them,

“Subsidiary Shares”	means the entire issued and authorized share capital of any Subsidiary,

“Tax”	means any taxes and duties of whatever nature, including without limitation a) income taxes, b) corporate taxes, c) capital gains taxes, d) payroll taxes, e) VAT, f) labour market and other social contribution taxes and/or duties, including but not limited to Danish SP-contributions, g) withholding taxes, h) real estate taxes, i) energy and environmental duties and taxes, j) duties on salaries, k) contribution to any labour market pension funds and/or special pension fund, l) any other taxes and duties of any kind payable by any Group Company or for which such Group Company may be held liable, and interest, fines, penalties and surcharges thereto,

“Treasury Shares”	has the meaning set out above in recital d,

“Treasury Warrants”	has the meaning set out above in recital d,

“US Person”	means a Person that is a citizen or resident of the United States of America (“USA”), a USA partnership or corporation or a USA trust or estate,

“Warrants”	means the warrants issued and allotted to the Management Shareholders by virtue of an existing incentive programme giving the Management Shareholders the right to subscribe for shares in the Company,

“Warranties”	means the representations and warranties made by the Buyer or the Sellers in this Agreement, and

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“Working Hours”	means from 9 a.m. to 4 p.m. on a Business Day.
2	Sale and Purchase of the Shares

2.1	The Sellers hereby agree to sell and/or deliver to the Buyer the Shares and Warrants and the Buyer undertakes to buy the Shares and Warrants at the Purchase Price and subject to the terms and conditions of this Agreement.

2.2	The Shares and the Warrants shall be delivered at Closing and shall be free from all and any Encumbrances.

2.3	The Buyer shall be entitled to exercise all rights attached to or accruing to the Shares and the Warrants, including, without limitation, the right to receive all dividends, distributions or any return of capital declared or made by the Company on or after Closing.

3	Purchase Price

3.1	The purchase price for the Shares and the Warrants is DKK 1,225,000,000 (the “Purchase Price”). The Purchase Price is fixed and shall not be subject to any adjustments except (i) as set out in Clause 14 (ii) the payments described in Clauses 3.4(c) and 3.4(d), and (iii) any amounts in addition to ordinary interest, costs, fees and instalment amounts (i.e. any default interest or any other monetary default penalty) payable to a bank as a result of any default by the Group pursuant to the Group’s credit facilities with such bank. No later than five days prior to Closing the Sellers shall provide the Buyer with details on the allocation of the Adjusted Purchase Price and bank account details (the “Purchase Price Allocation Schedule”).

3.2	The Sellers warrant to the Buyer that between the Balance Sheet Date and the date of this Agreement the Group has not paid any costs or expenses relating to the proposed sale of the Company and none of the Sellers have received or become entitled to

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(a)	any dividend or other distribution, return of capital (whether by reduction of capital or redemption or purchase of shares or otherwise) from or by any Group Company;

(b)	any repayment of any shareholder loan or interest thereon by any Group Company;

(c)	any amount payable by any Group Company pursuant to any agreement;

(d)	any assumption or discharge of any liability of any Group Company;

(e)	any release, deferral or write-off by any Group Company of any liability; or

(f)	any guarantee, indemnity or security provided by any Group Company.
3.3	The Sellers undertake that between the date of this Agreement and the Closing Date the Group will not pay any costs or expenses relating to the proposed sale of the Company and none of the Sellers will receive or become entitled to
(a)	any dividend or other distribution, return of capital (whether by reduction of capital or redemption or purchase of shares or otherwise) from or by any Group Company;

(b)	any repayment of any shareholder loan or interest thereon by any Group Company;

(c)	any amount payable by any Group Company pursuant to any agreement;

(d)	any assumption or discharge of any liability of any Group Company;

(e)	any release, deferral or write-off by any Group Company of any liability; or

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(f)	any guarantee, indemnity or security provided by any Group Company.
3.4	Clauses 3.2 and 3.3 shall not apply to
(a)	any payments provided for in this Agreement;

(b)	any payment by the Group of certain minor costs relating to the proposed sale of the Company, such as costs relating to the participation of the Group’s management in management presentations, Q&A sessions, site visits and production of product samples;

(c)	the payment of an exit and retention bonus to Jan Christensen in accordance with Exit Bonus Agreement dated 21 February 2007 between the Company and Jan Christensen; and

(d)	the payment of an exit and retention bonus to Ole Ibsen in accordance with Exit Bonus Agreement dated 28 June 2007 between the Company and Ole Ibsen.
3.5	The Sellers shall be entitled to payment of Interest on the Purchase Price from 28 February 2008 until the Closing Date, provided that (i) Closing takes place after 28 February 2008, (ii) the Group’s Net Debt has decreased in the period from 31 December 2007 until the last day of the month prior to the month in which Closing takes place and (iii) on 28 February 2008 the Sellers are in a position to comply with Clauses 7.1(e)-(f), provided however, that the Parties agree that, with respect to compliance with Clause 8.2, the Sellers shall not be required to be prepared to make the delivery pursuant to Clause 8.2(i) or the signature page of the Escrow Bank pursuant to Clause 8.2(h).

4	Signing

4.1	At Signing the Sellers shall deliver to the Buyer:
(a)	documentary evidence from relevant corporate bodies of the Sellers authorising the signing of this Agreement and the consummation of the necessary transactions under this Agreement

Gorrissen Federspiel Kierkegaard
(including without limitation any and all Closing and post Closing deliveries), and

(b)	documentary evidence showing that the individuals signing the Agreement on behalf of the Sellers are duly authorised to do so;
4.2	At Signing the Buyer shall deliver to the Sellers:
(a)	documentary evidence from relevant corporate bodies of the Buyer authorising the signing of this Agreement and the consummation of the necessary transactions under this Agreement (including without limitations any and all Closing and post Closing deliveries),

(b)	documentary evidence showing that the individuals signing the Agreement on behalf of the Buyer are duly authorised to do so, and

(c)	a copy of the financing commitment letter attached as Schedule 4.2(c) executed by the parties thereto providing for financing to the Buyer sufficient to pay the Purchase Price, and the Buyer agrees that the Buyer shall have an obligation towards the Sellers to fulfil all covenants, obligations and conditions contained in this financing commitment letter, which are possible for the Buyer to fulfil.
5	Conduct of Business

5.1	The Sellers shall use their reasonable efforts to ensure that between the date of Signing and the Closing Date the Group will carry on business in the ordinary course. Subject to mandatory requirements the Group will not change its accounting methods, revalue its assets or write off debts other than in the ordinary course of business. The Sellers shall immediately notify the Buyer of any change in accounting methods, of a revaluation of assets or any write-off of debts other than in the ordinary course of business.

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5.2	The Sellers shall provide information to the Buyer of any material events and such other information that the Buyer may reasonably request. In addition, Sellers shall provide to the Buyer for all months following the Balance Sheet Date, within 25 Business Days of the end of each month, the Group’s customary (unaudited and internal) monthly financial statements (the “Monthly Financial Statements”). The Sellers shall procure that the Group and any Group Company provides such information. The Sellers shall provide access for the Buyer to the virtual data room through the Closing Date.

5.3	From Signing until Closing the Sellers shall not allow the Group Companies to:
(a)	Adopt or propose any change in their respective articles of association;

(b)	Purchase, lease or otherwise acquire, or sell, lease, license or otherwise dispose of assets or properties, except in any such case (i) pursuant to contracts or commitments existing at Signing or entered into or occurred in the ordinary course of business hereafter or (ii) otherwise in the ordinary course of business;

(c)	Approve or commit to make any new capital expenditure in excess of DKK 1,000,000, excluding capitalised R&D expenditures, and excluding any capital expenditures approved or committed prior to Signing;

(d)	Enter into, amend or become subject to any contract which commit any of the Group Companies to incur liabilities in excess of DKK 2,500,000 excluding commitments and liabilities relating to delivery of goods and services in the ordinary course of business and excluding commitments and liabilities, which the Sellers can allow the Group Companies to incur pursuant to the other provisions of this Clause 5.3;

(e)	Permit the establishment of any Encumbrances, other than in the ordinary course of business;

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(f)	Acquire any business by merger, purchase of assets or equity interests or by another manner, in a single transaction or a series of related transactions, or enter into any agreement, letter of intent or similar arrangement with respect to any of the foregoing;

(g)	Grant salary, wage or bonus increases to employees or create, modify or amend any pension plan or make any bonus, profit sharing, pension, retirement or insurance payment, distribution or arrangement to or with any officer or employee, except for payments or arrangements that are made in the ordinary course of business consistent with past practices in process and amount, and except for the entering into a new commission/employment agreement with Jeff Taylor (in respect of which the Sellers shall inform the Buyer in advance thereof);

(h)	Allow any Intellectual Property owned by the Group to expire or become abandoned; or

(i)	In each case, other than in the ordinary course of business (i) settle and/or compromise any tax liability, (ii) prepare any Tax returns in a manner which is inconsistent with past practices of the Group with respect to the treatment of items on such Tax returns, or (iii) file an amended Tax return or claim for a refund of Taxes.
5.4	The Sellers shall procure that prior to Closing the Group undertakes its best efforts to initiate the registration with the relevant Intellectual Property authorities of assignments from third parties to the Group of Intellectual Property.

5.5	This Clause 5 shall only apply to the extent permissible under applicable competition Law.

6	Management Shareholders

6.1	The Sellers undertake to ensure that all Shares and Warrants held by the Management Shareholders are transferred to the Buyer at Closing

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pursuant to a separate share transfer document substantially in the form set out in Schedule 6.1.

6.2	In December 2005, Sonion Roskilde A/S purchased 7,847,418 Shares from certain Management Shareholders for a price per Share of DKK 7.73 in accordance with share purchase agreements which provide for an adjustment of the purchase price. The Parties agree that there shall be no adjustment of the purchase price paid by Sonion Roskilde A/S to such Management Shareholders (the “Sonion Roskilde Payment”) and agree to procure that Sonion Roskilde A/S does not enforce any rights it may have to claim for an adjustment of the purchase price. The Management Shareholders shall not be obliged to repay Sonion Roskilde A/S any part of the purchase price originally paid to such Management Shareholders.

6.3	The Management Shareholders are not parties to this Agreement. The Buyer shall not be entitled to raise any claims directly against the Management Shareholders or have any contact with the Management Shareholders in relation to the transfer of Shares and Warrants or in relation to the Sonion Roskilde Payment. For the avoidance of doubt, any such claims shall be raised against the Sellers through the Service Agent and all contact with the Management Shareholders in relation to the transfer of Shares and Warrants and the Sonion Roskilde Payment shall take place through the Service Agent.

6.4	For the avoidance of doubt, at Closing the Sellers shall deliver all Shares and Warrants held by the Management Shareholders free from all and any Encumbrances. The Buyer shall be entitled to exercise all rights attached to or accruing to the Shares and the Warrants held by the Management Shareholders, including, without limitation, the right to receive all dividends, distributions or any return of capital declared or made by the Company on or after Closing. All obligations, covenants, representations and warranties rendered by the Sellers to the Buyer in this Agreement shall apply not only to the Shares and Warrants held by the Sellers, but also with respect to the Shares and Warrants held by the Management Shareholders. The Sellers’ liability on the Shares and Warrants held by the Management Shareholders shall

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be ascribed to the individual Sellers in proportion to their shareholding in the Company.

7	Conditions Precedent

7.1	The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the following conditions precedent being satisfied on the Closing Date:
(a)	Since Signing and as of the Closing Date, there is no Material Adverse Effect. This is to be shown by a certificate signed by Kent Stevens Larsen and Niels Worning after due inquiry with Peter Scheel and Jørn Bjerregaard-Nielsen stating that no Material Adverse Effect has occurred between Signing and the Closing Date.

(b)	All mandatory competition or other regulatory consents and approvals have been obtained on terms reasonably acceptable to the Buyer or the applicable waiting periods under applicable Law have elapsed. In Schedule 7.1(b) is set out (i) the jurisdictions in which a competition law filing has to be made, (ii) the jurisdictions in which actual competition law approval of the consummation of the transactions contemplated under this Agreement shall be obtained, and (iii) the waiting period for the relevant jurisdictions. The Buyer shall use reasonable best efforts to secure required approvals but such reasonable best efforts does not imply an obligation for the Buyer to take any action which is material to the Buyer in an effort to comply with regulatory demands, conditions or requirements for such approvals.

(c)	No suit or other proceedings shall be pending or threatened in writing before any court or governmental agency seeking to enjoin, prohibit or materially restrict the consummation of the transactions contemplated by this Agreement.

(d)	No law, which makes it illegal for the Buyer to consummate the transactions contemplated hereby, or any order, decree or

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judgment, which prevents the Buyer from consummating the transactions contemplated hereby, shall be in effect.

(e)	The Sellers shall have made their respective deliveries required to be made by the Sellers pursuant to Clause 8 and this Clause 7.1.

(f)	The Sellers are not in material breach of their obligations pursuant to this Agreement, excluding any Breach of Agreement.

(g)	The Sellers own of record and beneficially 100% of the shares of every Subsidiary, including Kirk Acoustic China Holding A/S.
7.2	The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the following conditions precedent being satisfied on the Closing Date:
(a)	All necessary or required competition or other regulatory consents and approvals have been obtained or the applicable waiting periods under applicable Law have elapsed.

(b)	No suit or other proceedings shall be pending or threatened in writing before any court or governmental agency seeking to prohibit the consummation of the transactions contemplated by this Agreement.

(c)	No Law, which makes it illegal for the Seller to consummate the transactions contemplated hereby, or any order, decree or judgment, which prevents the Sellers from consummating the transactions contemplated hereby, shall be in effect.

(d)	The Buyer shall have made its deliveries required to be made pursuant to Clause 8.3.

(e)	The Buyer is not in material breach of its obligations pursuant to this Agreement, excluding any Breach of Agreement.
7.3	The Sellers undertake in good faith and as soon as possible after the date of Signing to use its reasonable efforts and co-operate with the

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Buyer to fulfil or procure the fulfilment of the conditions listed in Clause 7.1.

7.4	The Buyer undertakes in good faith and as soon as possible after the date of Signing to use its reasonable efforts and co-operate with the Sellers to fulfil or procure the fulfilment of the conditions listed in Clause 7.2.

7.5	The Buyer and the Sellers have agreed to make filings with the relevant competition law authorities in relevant jurisdictions as set out in Schedule 7.1(b). The Buyer shall be responsible for submitting filings within 3 Business Days after Signing in all jurisdictions in which a filing is required. The Buyer and the Sellers shall cooperate (including exchanging relevant information, subject to the execution of a confidentiality agreement) and use their reasonable efforts to cooperate and procure their Affiliates to cooperate with any competition law authority or other regulatory authority and disclose any and all relevant information requested by such authority as soon as possible, in order to obtain any competition law or other regulatory approval necessary for the consummation of the transactions contemplated under this Agreement. Representatives of the Parties shall be entitled to participate in any meetings or negotiations with competition law authorities or other regulatory authorities, provided that any information with respect to the Buyer which the Sellers receive during such meetings and negotiations shall be treated confidentially by the Sellers.

8	Closing

8.1	Closing shall take place on 28 February 2008 (the “Closing Date”) at the offices of Gorrissen Federspiel Kierkegaard, H.C. Andersens Boulevard 12, DK-1553 Copenhagen V, Denmark at 10.00 (CET) or at such other date and time as may be agreed between the Parties or stipulated in accordance with Clause 8.5. The Buyer may request Closing to take place on a Business Day prior to 28 February 2008, provided that the Buyer gives the Sellers Notice of such date no later than 10 Business Days prior to the requested Closing Date.

8.2	At Closing, the Sellers shall deliver the following to the Buyer:

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(a)	documentary and duly signed evidence from the Company’s board of directors to the effect that the consummation of the transactions contemplated under this Agreement has been approved pursuant to clause 5 of the articles of association of the Company;

(b)	signed share and warrant transfer document according to which the Management Shareholders transfer their Shares and Warrants to the Buyer as at Closing;

(c)	upon notification from the Buyer to the Company that the Buyer has acquired the Shares and the Warrants, written confirmation of receipt of the notification signed by Persons having signing power for the Company, also confirming that the Company is not aware of any conflicting transfer of, right over or interest in the Shares or Warrants;

(d)	updated shareholders’ register for the Company reflecting the transfer of the Shares to the Buyer;

(e)	updated warrant register for the Company reflecting the transfer of the Warrants to the Buyer;

(f)	letters from the present board of directors of the Company, save such directors which are elected by the employees of the Group and the present auditors of each Group Company confirming that they resign their office as of the Closing Date and that they have no claims against any Group Company for fees or otherwise for the period prior to the Closing Date. The auditors shall be entitled to invoice the Group for their services rendered to the Group until and including the Closing Date other than services related to the transactions contemplated by this Agreement;

(g)	statements from the Sellers that as of the Closing Date, no indebtedness (actual or contingent), in either direction, and no contract or arrangement is outstanding between any Group Company on the one hand and any of the Sellers or any Person

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who acts as a director of or who is otherwise an employee of the Sellers on the other hand;

(h)	one copy of the Escrow Agreement duly executed by each of the Sellers and the Escrow Bank;

(i)	a statement to the effect that the Sellers’ conditions precedent in Clause 7.2 have been fulfilled or waived;

(j)	confirmation to the effect that the Sellers have received an amount corresponding to the Adjusted Purchase Price (with Interest, if applicable) less DKK 122,500,000 and that DKK 122,500,000 has been credited to the escrow account (the “Escrow Account”) with a Danish escrow bank appointed by the Sellers (the “Escrow Bank”) (such confirmation to be delivered by the Sellers upon written confirmation to the same effect delivered by the banks listed in Purchase Price Allocation Schedule and the Escrow Bank to the Sellers). The Escrow Account shall serve as security for any claims by the Buyer against the Sellers under this Agreement, including, but not limited to, for Breach of Agreement, and shall be governed by an escrow agreement (the “Escrow Agreement”) among the Parties and the Escrow Bank substantially on terms as set out in Schedule 8.2(j);

(k)	confirmation required to be delivered to the Buyer pursuant to Clause 7.1(a);

(l)	documentation that IFU’s 20% shareholding in Kirk Acoustic China Holding A/S has been transferred to a Group Company and that a Group Company owns of record and beneficially 100% of the shares issued by Kirk Acoustic China Holding A/S.
8.3	The Buyer shall at Closing deliver the following to the Sellers:
(a)	documentation to the effect that the Adjusted Purchase Price (with Interest, if applicable) less DKK 122,500,000 has been transferred irrevocably by wire transfer in immediately available

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funds by the Buyer to the Sellers’ bank accounts as set out in the Purchase Price Allocation Schedule;

(b)	documentation to the effect that DKK 122,500,000 has been transferred irrevocably by wire transfer in immediately available funds by the Buyer to the Escrow Account;

(c)	a statement to the effect that to Buyer’s Knowledge there is no Breach of Agreement as of the Closing Date, which may cause the Buyer to make a claim against the Sellers;

(d)	one copy of the Escrow Agreement duly executed by the Buyer; and

(e)	a statement to the effect that the Buyer’s conditions precedent in Clause 7.1 have been fulfilled or waived;
8.4	Neither Party shall be obliged to complete the sale and purchase of the Shares and the Warrants unless the other Party fully complies with the requirements of Clause 8.2 and 8.3 to the extent they relate to such other Party.

8.5	If the obligations of one of the Parties under Clauses 8.2 or 8.3 are not complied with at the Closing Date the other Party may:
(a)	defer Closing for up to 30 days (so that the provisions of this Clause 8 shall apply to Closing as so changed);

(b)	proceed to Closing as far as practicable (without limiting its rights under this Agreement as a consequence thereof); or

(c)	deliver a Notice of termination to the Party which has not fulfilled its aforementioned obligations and subsequently terminate this Agreement in writing, if the obligations have not been fulfilled no later than eight Business Days after the Notice has been sent.
8.6	If Closing has not occurred on or before 31 July 2008, this Agreement may be terminated by either the Sellers or the Buyer by giving written

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Notice of termination to the other Party. In case of such termination all obligations of the Parties under this Agreement shall end except for those expressly stated to continue without limit in time and those set out under Clauses 15, 17, 18, 19, 20, 21 and 22, but (for the avoidance of doubt) all rights and liabilities of the Parties which have accrued before termination shall continue to exist subject to the terms of this Agreement.
8.7	In the event that the Sellers have not complied with their obligations set out in Clauses 7.1(h) and 8.2(l) on Closing, the Sellers shall be entitled to postpone Closing by 4 Business Days prior written notice to the Buyer until such time when the Sellers can comply with these obligations, however, not beyond 31 March 2008.
8.8	In the event that the Sellers have procured that the Group prior to Closing exercises its call option to the shares in Kirk Acoustic China Holding A/S held by IFU at Signing and thereafter Closing does not occur under this Agreement, and the non-occurrence is not due to the breach or default of the Sellers, then the Buyer will provide debt financing to the Company corresponding to the purchase price paid to IFU upon purchase of the shares in Kirk Acoustic China Holding A/S with an interest accruing until the repayment date at 8% p.a. Such debt financing (including accrued interest) may be repaid by the Company at any time. The Buyer shall not be entitled to demand repayment of such debt financing (including accrued interest) until 31 December 2011.
9	Due Diligence
9.1	During the period 13 November 2007 through Signing on 8th January 2008, the Buyer has conducted a due diligence investigation of the Group in a virtual data room, whereby the Buyer has been given access to copies of specific documentation concerning the Group (the “Data Room Documentation”). The Buyer has participated in management presentations on 14 November 2007, Q & A sessions with management on 27 November and 30 November 2007, meetings with KPMG on 26 November 2007 regarding the vendor due diligence report prepared by

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KPMG and has conducted site visits to the Group’s premises located at Mierzy, Poland on 5 December 2007, to premises located at Roskilde, Denmark on 30 November 2007, to premises located at Suzhou, China on 3 December and to premises located at Ho Chi Minh City, Vietnam on 4 December 2007.
9.2	A list of Data Room Documentation (the “Data Room Index”) is attached as Schedule 9.2. Attached as Schedule 9.2(1) is a list setting forth the details of the management presentations, the Q & A sessions, the site visits in which the Buyer has participated and answers to questions submitted by the Buyer during the due diligence process. The Buyer recognises that as of Signing all of the Buyer’s requests for due diligence information have been responded to.
10	Sellers’ Warranties
The Sellers give the following warranties as at Signing and as at Closing, unless otherwise specifically stated to the Buyer subject to and qualified by all matters, facts or circumstances within the Buyer’s Knowledge. The Sellers’ Warranties are the complete warranties regarding the Group and consequently the Buyer cannot rely on implied warranties, assumptions, etc. In respect of opinions, budgets, forecasts, estimates, assessments etc. on future developments, events, profitability, figures, etc. contained in the Data Room Documentation, the management presentations, Q&A sessions or otherwise expressing estimates or expectations, the Sellers warrant that such materials have been prepared bona fide and using reasonable care, however, the Sellers make no other warranties with respect to such materials. To the extent any of the Sellers’ Warranties are not true and correct as of the Closing Date, Buyer shall have as its only right and remedy to seek indemnification pursuant to Section 14 of this Agreement, regardless of its knowledge of the breach or facts giving rise to the breach to the extent such knowledge has been obtained between Signing and Closing.

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10.1	Shares and Warrants
10.1.1	The Sellers together with the Management Shareholders own all the Shares and Warrants, and the Shares together with the Treasury Shares constitute the entire issued share capital of the Company. All Shares are fully paid up.

10.1.2	The Shares, the Treasury Shares, the Treasury Warrants and the Warrants are free and clear of any and all Encumbrances.

10.1.3	Except for the Warrants and the Treasury Warrants and the agreements with IFU regarding the shares in Kirk Acoustics China Holding A/S (which shall be transferred to the Company no later than at Closing), there is no agreement or commitment outstanding, which calls for the allotment, issue or transfer of any shares in or securities of the Company or any other Group Company.

10.1.4	Except for the Warrants and the Treasury Warrants and the agreements with IFU regarding the shares in Kirk Acoustics China Holding A/S, no Group Company is entitled or obliged under any agreement, understanding or unilateral document relating to rights in existing or future equity ownership interests, including put and call options, stock options, rights of first refusal, warrants, convertible bonds or similar instruments.
10.2	Capacity of the Sellers
10.2.1	The Sellers have the requisite power and authority to enter into and perform their obligations under this Agreement.

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10.2.2	This Agreement and any other documents executed by the Sellers pursuant to or as a result of this Agreement constitute legal, valid and binding obligations of the Sellers, enforceable in accordance with their respective terms.

10.2.3	The execution of and entering into, and the performance of, and compliance with, this Agreement and the consummation of the transactions contemplated hereby, will not violate or conflict with, or result in a breach of, or constitute a default under, any provision of (i) the articles of association of the Sellers or the Company or any other Group Company (except that the consent of the board of directors of the Company is required, cf. Clause 8.2(a)), (ii) any agreement or other obligation to which the Sellers are bound or (iii) any order or judgment of any court or governmental body to which the Sellers or the Group are bound.
10.3	Subsidiaries
10.3.1	The Company or a Subsidiary is the direct or indirect owner of all the Subsidiary Shares (except for Kirk Acoustics China Holding A/S which may not be fully owned by the Group until Closing) and all such shares are fully paid up.

10.3.2	The Subsidiary Shares are free and clear of any and all Encumbrances.

10.3.3	The Group does not have any ownership interest in any entity other than the Subsidiaries nor does the Group have any branches. Except at set forth in the foregoing sentence, the Group does not hold any interests in any joint venture or any other business.

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10.4	Arrangements between the Group, the Sellers and the Management Shareholders
10.4.1	The Company and Kirk Acoustics China Holding A/S have not paid or declared any dividends between the Balance Sheet Date and the date of this Agreement.

10.4.2	No indebtedness (actual or contingent), in either direction, and no contract or arrangement is outstanding between any Group Company on the one hand and (i) any of the Sellers or any Person who acts as a director of or who is otherwise an employee of the Sellers on the other hand or (ii) any of the Management Shareholders (other than employment agreements, bonus agreements, confidentiality agreements, agreements regarding transfer of intellectual property rights, agreements relating to the Sonion Roskilde Payment and agreements with respect to the Shares and the Warrants transferred to the Buyer pursuant to this Agreement).
10.5	Constitution
10.5.1	Each Group Company is duly incorporated, organized and validly existing in accordance with Danish Law or the Laws of such other country where the relevant Group Company is incorporated, and has full power and authority to conduct its business as currently conducted and to own its assets.

10.5.2	No Group Company has suspended payments, entered into liquidation, whether voluntary or compulsory, or taken similar action in consequence of insolvency.

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10.6	Accounts and accounting records
10.6.1	The Accounts and the September Balance Sheet have been prepared in accordance with the Accounting Principles, and the Accounts and the September Balance Sheet (and the notes therein) give a true and fair view (in Danish: “retvisende billede”) of the information given therein regarding the Group and the financial conditions, results, operations, assets and liabilities as at the relevant balance sheet date, and represent actual bona fide transactions on the dates specified therein. Nothing has come to the attention of the Sellers since the Balance Sheet Date that would indicate that the Accounts and the September Balance Sheet were not true and correct as of the date thereof.

10.6.2	All annual accounts of the Group Companies have been duly approved at annual general meetings and submitted to the Danish Commerce and Companies Agency or, if required, the equivalent agency of such other country where the relevant Group Company is incorporated.

10.6.3	The accounting records of the Group have been kept on a proper and consistent basis. Except for changes which transpire from the Group’s annual accounts or changes due to mandatory legal requirements no change in the methods or bases of valuation or accountancy treatment have been made for a period of three years prior to the Balance Sheet Date or thereafter, the accounting records are up-to-date and contain true and fair details of the business activities of the Group and of matters required by the Danish Companies Accounts Act and the Danish Bookkeeping Act, or the Laws of such other country where the relevant Group Company is incorporated.

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10.6.4	The provision of DKK 3.2 million made in the Accounts in relation to the dispute with the Polish tax authorities concerning the Polish tax authorities’ refusal to accept the Group’s treatment of currency gains/losses on netting transactions as realised are sufficient to cover the claim raised by the Polish tax authorities.
10.7	Events after the Balance Sheet Date
10.7.1	Since the Balance Sheet Date the business of the Group has been carried on in the ordinary and usual course and in the same manner as in the past.

10.7.2	All accounts receivable of the Group arisen since the Balance Sheet Date have arisen in the ordinary course of business and are collectible in full (subject to normal recurring provisions for bad debts consistent with past practices).

10.7.3	All inventory acquired or manufactured by the Group after the Balance Sheet Date has been acquired or manufactured in the ordinary course of business in quantities supported by orders on hand and/or reasonable forecasts and consist of units which are good and saleable in the ordinary course.

10.7.4	Between the Balance Sheet Date and Signing, the Group has not been subject to any Material Adverse Effect.
10.8	Taxes
10.8.1	Each Group Company has filed, when due, all due Tax returns and all other statements, information, notices, accounts, reports, computations and assessments related to payment of Tax up to and including the year 2006 and has in the year 2007 duly

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filed all material reports etc. related to Tax according to all applicable requirements, and such tax returns are in all respects complete and accurate in accordance with applicable legal requirements and none of the Group Companies has incurred any penalties or additional assessments. Any and all Tax due has been paid within the time and manner prescribed by Law.
10.8.2	All Group Companies have established reserves and accruals on the September Balance Sheet that are adequate to cover (i) current Tax liabilities accrued, but not yet due and payable, (ii) deferred Tax liabilities, which represents the amounts of income Taxes payable in future periods in respect of taxable temporary differences, and (iii) accruals for Tax risks identified, all of which have been recorded in accordance with the Accounting Principles. Subject to the limitations of Clause 14 the Sellers agree to settle and pay any Tax liability for any periods prior to and including the September Balance Sheet in excess of the total amount of the accruals for current Tax liabilities plus the deferred Tax liabilities provided for in the September Balance Sheet.

10.8.3	No assessments or written notices of deficiency have been received by the Group Companies (nor to the Seller’s Knowledge are any threatened) with respect to any Tax returns which the Group Companies have filed with respect to taxable periods ended on or before the Closing Date. No audit or other examination of any Tax return of the Group Companies is presently in progress, nor has any Group Company been notified in writing of, nor has there been, any request for such an audit or other examination by any Tax authority with respect to any taxable period

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of the Group Companies ending on or prior to the Closing Date.

10.8.4	There are no Encumbrances for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Group Companies.

10.8.5	None of the Group Companies have extended or waived any statutory limitation periods. In addition, to the Seller’s Knowledge, there are no rulings, requests for rulings or closing agreements with any Tax authority which could adversely affect the Taxes of the Group Companies for any period after the Closing Date.

10.8.6	All transactions to which any or all of the Group Companies are parties consummated in the period up to the Closing Date have been conducted on the basis of arm’s length terms, as defined by, and in compliance with applicable Laws.

10.8.7	Each Group Company has used reasonable efforts to preserve and retain in its possession, and will continue to do so through the applicable statute of limitations plus 60 days, complete and accurate records relating to its Tax affairs (including but not limited to payroll records, VAT records, stamp duty records, and records related to transfer pricing) for all periods prior to or as of the Closing Date in which the respective statute of limitations has yet to expire.

10.8.8	For the twelve months prior to and on the Closing Date, U.S. Persons who are direct or indirect shareholders of the Sellers will not at any time own (indirectly or beneficially) in aggregate more than 50% of the shares, voting power or value of the Company.

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10.9	Real Property and Leased Real Property
10.9.1	The properties and the leases listed in Schedule 10.9.1 are the only properties owned, used or occupied by the Group. The properties and leases are used and occupied for the purpose of the business of the Group, which is the permitted use under the applicable planning and zoning legislation and any applicable lease. Further, the properties and the leases have all rights, easements and services, which are necessary for their use in the manner as currently used.

10.9.2	The relevant Group Company holds valid title to the owned properties and owns it free and clear of any Encumbrances and similar matters affecting the owned properties, except for registered easements (in Danish “byrder og servitutter”) and matters arising out of statutory Law.

10.9.3	The Group has not received any notice alleging breach of any Law relating to the properties and the leases, their current use or development or the use of any fixtures, machinery or chattels in them. There are no outstanding requirements of any competent authority relating to the properties and the leases.

10.9.4	There are no outstanding disputes, claims, demands or complaints with or against the Group in respect of the properties and the leases (including properties previously owned, occupied or otherwise used by the Group) nor to the Sellers’ Knowledge are any expected.

10.9.5	Each lease or easement pursuant to which a Group Company uses or occupies any leased property is in full force and effect and is valid and enforceable in accordance with its terms. There is not, under any

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such lease or easement, any material default or event that, with notice or lapse of time or both, would constitute such a material default by any such Group Company. There is not existing under any such lease or easement any material default by any other party thereto or any event that, with notice or lapse of time or both, would constitute such a material default by any other party thereto.

10.9.6	To the Sellers’ Knowledge no public authority has issued or announced any proposal or plan, which, if implemented, in any material respect may prevent the current use of the properties and none of the properties is subject to any pending dispute or claim with or by any governmental or public authority.
10.10	Contracts
10.10.1	The Group Companies have entered into the Material Contracts listed in Schedule 1.E.

10.10.2	No Group Company, nor to the Sellers’ Knowledge any other party to such contract, is in breach of any Material Contract.

10.10.3	To the Sellers’ Knowledge the Group is not a party to any Change of Control Contracts except those listed in Schedule 10.10.3.

10.10.4	To the Sellers’ Knowledge no Group Company has entered into any agreement that could reasonably be expected to have the effect of materially prohibiting or impairing the conduct of the business of the Group or any Group Company or of the Buyer or any of its subsidiaries as currently conducted.

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10.11	Insurance
10.11.1	The Group Companies have taken out and maintained in full force and effect the insurance policies presented in Schedule 10.11.1. None of the insurers are entitled to deny any claim as a result of any breach, act, omission or misrepresentation by any Group Company vis-à-vis such insurers.

10.11.2	All due premiums on the insurance policies have been paid and the relevant Group Company has fulfilled all material obligations under these policies.

10.11.3	There are no material outstanding claims under any of the said insurance policies nor has the Group received any notice of termination or non-renewal of the said insurance policies.
10.12	Intellectual Property and Information Technology
10.12.1	A list of registered Intellectual Property (and applications for any such right) owned by a Group Company are set out in Schedule 10.12.1. Each Group Company being identified in Schedule 10.12.1 as the owner of such Intellectual Property material to the business as conducted today is the sole owner of such Intellectual Property free from any Encumbrances. No third party has disputed or to the Sellers’ Knowledge has reason to dispute the Group’s ownership of the Intellectual Property listed in Schedule 10.12.1.

10.12.2	A list of licence agreements and other agreements entered into by a Group Company (whether as licensor or licensee or other) relating to Intellectual Property used or proposed to be used by such Group Company (including, without limitation, research and development agreements, letters of consent,

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settlement agreements, undertakings and co-operation agreements) are set out in Schedule 10.12.2.

10.12.3	Neither any Group Company nor to the Sellers’ Knowledge any third party is in breach of any Intellectual Property licences or agreements listed in Schedule 10.12.2.

10.12.4	To the Sellers’ Knowledge, no third party is infringing or making unauthorised use of any Intellectual Property owned or exclusively used by a Group Company.

10.12.5	To the Sellers’ Knowledge the activities of the Group as currently conducted does not, and as previously conducted, did not, interfere with, infringe or otherwise violate, and will not interfere with, infringe or otherwise violate, any Intellectual Property rights of any third party, and no third party is alleging such interference, infringement or violation. There is no claim of infringement, violation or breach by any Group Company of any Intellectual Property owned or controlled by others pending or to the Sellers’ Knowledge threatened. To the Sellers’ Knowledge, there is no basis upon which a claim can successfully be asserted against any Group Company for any such infringement, violation or breach and there is no reason to believe that the use after the Closing Date by any Group Company of the Group’s Intellectual Property will give rise to claims of third parties.

10.12.6	Each Group Company either owns or has a licence to use Intellectual Property necessary for operation of its business as presently conducted, including the Intellectual Property necessary to manufacture, distribute, offer, market and sell such products and

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services in any country where business presently is conducted.

10.12.7	To the Sellers’ Knowledge information technology (“IT”) used by any Group Company at the date of this Agreement and at Closing is either owned by or licensed or leased to such Group Company, is in good condition, is subject to maintenance agreements where necessary and will be sufficient to carry on the business of the Group substantially in the same manner as it has been carried on for the past twelve months, and the Group Companies have the right to use such IT. To the Sellers’ Knowledge, no Group Company is in material breach of any such licences or leases.

10.12.8	No Group Company has incorporated open source materials, freeware or shareware into or combined such materials with any product or service offered by the Group or any Group Company.

10.12.9	No Group Company has experienced any material breakdowns or material operational problems in the running of any of the IT used by it within the last twelve months immediately prior to the date of this Agreement.

10.12.10	All personal data, whether in customer files, employee files, archives or databases or elsewhere, have been and are being lawfully processed in accordance with applicable Law, except where non-compliance with such applicable Law would not have a Material Adverse Effect on the Group.

10.12.11	To the Sellers Knowledge, none of the Patents or other Intellectual Property presently used by the Group is invalid for any reason (including without limitation any undisclosed prior art, fraud or inequitable

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conduct on the patent office or other governmental entity of any country), or is unenforceable against any third party other than those parties licensed thereunder as identified to the Buyer herein in Schedule 10.12.2.

10.12.12	None of the Patents or other Intellectual Property presently used by the Group and listed in Schedule 10.12.1 has expired, lapsed or become unenforceable in any country, treaty or jurisdiction for failure of the Sellers or their agents to pay any maintenance or other fee, annuity, respond to any official action, or take any other action required to keep such Patents or Intellectual Property in full force.

10.12.13	The Group and the Group Companies are the sole owners of the Intellectual Property listed in Schedule 10.12.1.

10.12.14	The Group and the Group Companies have never stated or represented by actions to any party that the Group or any Group Company will not enforce the Patents or its Intellectual Property.

10.12.15	None of the Group Companies’ Intellectual Property is subject to any outstanding order, judgment, lien or other Encumbrance. There is no pending or to the Sellers’ Knowledge threatened proceedings, litigation or other claims effecting any part of the Group Companies’ Intellectual Property. All Intellectual Property licensed or jointly owned by third parties is being and has been utilized by the Group Companies in all material respects in compliance with any licence, distribution, development or commercialization or other relevant agreement.

10.12.16	To the Sellers’ Knowledge, there is no illegal or unauthorized disclosures, including those specified under

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a non-disclosure agreement, relating to any trade secret or other confidential information relating to the Group’s business.

10.12.17	To the Sellers’ Knowledge, no employee of any of the Group Companies is employed in violation of any non-disclosure or non-competition agreement.
10.13	Officers and Employees
10.13.1	All employees of the Group have employment contracts which comply with Danish Law and the Laws of any other applicable jurisdiction and which correctly reflect the terms of the employment. No employees of the Group have been granted any rights or privileges other than provided for in the Danish Salaried Employees’ Act (“funktionærloven”), the Danish Holidays with Pay Act (“ferieloven”) or the equivalent foreign Law and their respective employment contracts and collective bargaining agreements entered into.

10.13.2	A list of the names, positions and material terms of employment (including pensions and details of any material benefits whether variable or fixed) of the Key Employees of the Group is attached as Schedule 10.13.2.

10.13.3	The sale of the Shares does not entitle any employee to any specific rights as a consequence of the change of control over the Group.

10.13.4	The employment contracts and collective bargaining agreements contained in the Data Room Documentation have not been changed in relation to the terms of employment of any Key Employee. Since the Balance Sheet Date no extraordinary pay raise, bonus or gratuitous payment has been given or

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promised to any Key Employee of the Group, except in the ordinary course of business.

10.13.5	No Key Employee has given actual notice terminating his contract of employment or is under notice of dismissal and no amount due or in respect of any present Key Employee of the Group is in arrears and unpaid other than his salary and other benefits for the month current at the date of this Agreement.

10.13.6	The Group Companies are not in material breach of any of the employment contracts with Key Employees which would entitle such Key Employee to terminate his or hers employment without notice.

10.13.7	No dispute between the Group and any trade union or other organisation formed for a similar purpose is pending.

10.13.8	The Group has in all material respects complied with all its obligations under Danish Law and other relevant Laws concerning the health and safety at work of its employees.

10.13.9	The Group has not been involved in any material work related accidents for the past three years preceding the date of this Agreement.

10.13.10	There are no inventions or rights — whether registered or not – relating to former or present employees or contractors which are used by the business of the Group and for which the Group does not have a right of ownership and use without future cost. No employee in or contractor of the Group has any special agreement with respect to inventions, copyright (including software) and other intellectual property rights made by the employee, except for agreements whereby the employees transfer of Intellectual

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Property to the Group without any future cost in respect of each individual agreement exceeding EUR 1,000.
10.14	Pension Plans
10.14.1	None of the Group Companies has any liability covering any current or former employee of any Group Company under any defined benefit plan (in Danish the concept being “tilsagnsordning”).

10.14.2	In respect of each Group Company there are no unpaid or accrued pension claims which are not fully and adequately provided for in the Accounts on the dates specified therein or which are not mentioned in the notes in the Accounts.

10.14.3	No Group Company employee plan provides or reflects or represents any liability to provide retiree insurance or other retiree benefits, including without limitation any medical benefits to any person for any person, except as may be required by applicable Law and no Group Company has represented, promised or contracted (whether in oral or written form) to any employee (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with retiree insurance or other benefits, including without limitation any medical benefits, except to the extent required by applicable Law.
10.15	Environmental Matters and Permits etc.
10.15.1	The Group has obtained all material public permits, approvals and other authorisations with respect to the operation of its business required under the relevant environmental Laws.

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10.15.2	All public permits obtained by the Group with respect to the operation of its business as currently carried out are in full force and effect.

10.15.3	The properties and real property, leased or otherwise used or previously used by the Group are free from any contamination which based on currently applicable environmental Law could cause environmental authorities or any other governmental bodies or agencies to order the removal of such contamination or to order other measures to protect the environment in order to carry out the existing business of the Group.

10.15.4	To the Sellers’ Knowledge no Group Company has been notified by any Person of any environmental matter, which can give rise to any claim from any Person.
10.16	Compliance
10.16.1	The statutory books (including all registers and minute books) of any Group Company have been kept in accordance with applicable Laws and contain a fair and true record of the matters which should be dealt with in those books.

10.16.2	The Group is carrying out its business in all material respects in accordance with all applicable Laws of Denmark and such other jurisdiction where the Group is conducting business.

10.16.3	All corporate documents which should have been delivered by the Group to the Danish Commerce and Companies Agency or equivalent registrar in any other relevant jurisdiction have been properly so delivered and, except as provided for in this Agreement,

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there are no corporate changes which have yet to be registered.

10.16.4	The Group has not received notification that any investigation or inquiry is being or has been conducted by any governmental agency or other administrative or supranational body in respect of the affairs of the Group, except for routine inquiries and investigations which have not resulted in any material claims, orders or demands.

No unsatisfied court or arbitration judgment is outstanding against any Group Company.

The Group Companies (i) have all material licenses, rights and permissions that are necessary considering the affairs of the Group Companies, (ii) carry out their activities in all material respects in compliance with such licenses, rights and permissions and (iii) have not received any notice terminating or cancelling or threatening to terminate or cancel such licenses, rights or permissions, or claiming any violation of any material terms thereof.

The Group Companies hold no permissions or licenses material to the business of the Group which by reason of the transactions contemplated by this Agreement can be terminated or renegotiated by the issuer of such permission/license.

10.16.5	None of the Group Companies (including any of their officers, directors, agents, distributors or employees) has (i) received directly or indirectly, any illegal rebates, payments, commissions, promotional allowances or any other illegal economic benefits, regardless of their nature or type, from any customer, supplier, employee or agent of any customer or supplier, official or employee of any government (domestic

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or foreign) or other Person, or (ii) directly or indirectly, given or agreed to give any illegal money, gift or similar benefit to any customer, supplier, employee or agent of any customer or supplier, official or employee of any government (domestic of foreign) or any political party or candidate for office (domestic or foreign) or other person, who was, is or may be in a position to help or hinder the business of the Group (or assist the Group in connection with any actual or proposed transaction).
10.17	Litigation
10.17.1	The Group is not engaged in any litigation, arbitration or mediation, administrative or criminal proceedings, whether as claimant, defendant or otherwise, and no such litigation, arbitration or mediation, administrative or criminal proceedings by or against the Group is pending or, to the Sellers’ Knowledge, threatened.
10.18	Product Liability and Warranties
10.18.1	The Group has not manufactured, sold or provided any product or service within the last three years which does not in all material respects comply with all applicable Laws or which has a defect which has given rise to product liability.

10.18.2	The Group has not received a prohibition notice, a warning notice or a suspension notice within the last three years under the consumer protection Laws in any jurisdiction with respect to the products or services sold or provided by the Group.

10.18.3	The Group will not incur costs in respect of warranty claims from its customers or product liability related to the manufacture or sale by the Group of any

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product or service prior to the Closing Date, except as provided for in the September Balance Sheet.

10.18.4	There have not been any material mandatory or voluntary product recalls with respect to any products of the Group which will give rise to material liabilities for the Group after Closing. To the Sellers’ Knowledge, there is no fact relating to any product of the Group that may impose a duty on the Sellers or the Group to recall any product thereby imposing material obligations or liabilities on the Sellers or the Group or warn customers of a defect in any product. The products sold by the Group meet and have met in all material respects all standards for quality and workmanship prescribed by Law.

10.18.5	To Sellers’ Knowledge, there are no material warranty claims pending or threatened against the Group.
10.19	Competition and trade regulation law
10.19.1	No Group Company is or has been a party to any agreement, arrangement or practice or is conducting or has conducted itself in a manner which has given or could give rise to valid claims that:
(a)	a Group Company infringes Section 6 and Section 11 of the Danish Competition Act or any other anti-trust or similar Laws in any jurisdiction in which the relevant Group Company carries on business; or

(b)	such agreement, arrangement or practice is unenforceable or void (whether in whole or in part) or renders a Group Company liable to civil, criminal or administrative proceedings by virtue of any anti-trust or similar

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Laws in any jurisdiction in which the Group carries on business.
10.19.2	The Group Companies (i) have notified all mergers and concentrations to national and/or supranational competition authorities to the extent that such notification was legally required and have been granted approval of such mergers and concentrations prior to implementation in accordance with national and/or supranational competition Laws and (ii) have not been granted any state aid or subsidies which have not been notified to and approved by national and/or supranational competition authorities prior to the date of payment, provided that such notification and approval was legally required.
10.20	Ownership of assets
10.20.1	All assets, including but not limited to, all real property and Intellectual Property used by the Group in the course of its business as it is now carried on are legally and beneficially owned by the Group free from any Encumbrances (except for registered easements (in Danish: “byrder og servitutter”) or licensed, leased or otherwise at the free disposal of the Group.
10.21	Condition of assets
10.21.1	All plants, machinery, fixtures, vehicles and other equipment (including hardware and machinery) owned or operated by the Group in connection with its business are in all material respects in good and safe condition and free from material defects and operational insofar as it is necessary for such business to be carried on safely, lawfully and efficiently in the ordinary course of business.

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10.22	Information
10.22.1	All information, which has been given by the Sellers in the course of the negotiations leading to this Agreement, is to the Sellers’ Knowledge true and fair in all material respects and not misleading.

10.22.2	The Sellers has met their obligation under the ordinary rules of Danish law to loyally inform the Buyer of matters known to the Sellers which are relevant for the transaction contemplated by this Agreement (in Danish: “Sælgers loyale oplysningspligt”).
11	Buyer’s Warranties

The Buyer gives the following warranties as at Signing and as at Closing to the Sellers:

11.1	Capacity of the Buyer
11.1.1	The Buyer has the requisite power and authority to enter into and perform its obligations under this Agreement.

11.1.2	This Agreement and any other documents executed by the Buyer pursuant to or as a result of this Agreement constitute legal, valid and binding obligations of the Buyer enforceable in accordance with their respective terms.

11.1.3	The execution of and entering into, and the performance of, and compliance with, this Agreement and the consummation of the transactions contemplated hereby, will not violate or conflict with, or result in a breach of, or constitute a default under, any provision of (i) the articles of association of the Buyer, (ii) any agreement or other obligation to which the Buyer is bound, (iii) any order or judgment

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of any court or governmental body to which the Buyer is bound, or require the consent of the shareholders of the Buyer, or of any other Person.
11.2	The Buyer is entering into this Agreement on its own behalf and not as agent, intermediary, representative of, or otherwise on behalf of, any third party. The Buyer is acquiring the Group for the purpose of continuing the operations of the Group as a whole.

12	Post Closing Tasks

12.1	The Buyer shall without unreasonable delay after Closing provide to the Sellers documentation showing that appropriate filings have been made to (i) de-register the present board of directors of the Group Companies to the extent that such board members are required to resign according to this Agreement, and (ii) deregister the present auditors of the Group Companies with the Danish Commerce and Companies Agency and any equivalent authority in the jurisdiction of any Group Company.

13	Restrictions on Business Activities

13.1	The Sellers and their Affiliates undertake severally for a period of two (2) years after the Closing Date not to do any of the following:
(a)	Invest directly or indirectly in the following companies: Knowles, Intricon, AAC, NXP, Hosiden, Bujeon, Merry, Keyrin, Pioneer or Star Micronics.

(b)	Solicit or engage any employee of any Group Company as at the Closing Date whether or not such employee would commit a breach of contract by reason of leaving such employment, except for those employees who respond to a public advertisement for employment.

(c)	Disclose any confidential business information received from the Group or any Group Company without the consent of the Buyer.

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(d)	Use commercially any confidential business information received from the Group or any Group Company without the consent of the Buyer.
13.2	For the avoidance of doubt, this Clause 13 shall neither prohibit ICG or its Affiliates from providing mezzanine and debt financing nor prohibit EN or its Affiliates from providing debt financing and this Clause 13 shall not apply to Handelsbanken, 3i Group Plc, Allmänna Pensionsfonden, Lothian 47, Kuntien Eläkevkuutus, Nordic Capital III Alpha L.P., Nordic Capital III Beta L.P., and NC III Limited.

13.3	The Buyer shall be entitled to injunctive relief and to indemnification from a Seller in breach of Clause 13.1 for its losses suffered as a result of such breach.

13.4	If the Buyer finds that a Seller does not comply with Clause 13.1, the Buyer shall immediately send a Notice thereof to the relevant Seller. The Notice must set forth the facts that have caused the alleged non-compliance with Clause 13.1. Only if the relevant Seller has not within ten (10) Business Days after the receipt of the Notice complied with Clause 13.1 and rectified any breach, shall the Buyer be entitled to relief as set out in Clause 13.3.

14	Indemnification

14.1	Subject to the limitations of this Clause 14, the Sellers agree to indemnify the Buyer (with any payment to the Buyer being a reduction of the Purchase Price) from and against all losses suffered based upon any Breach of Agreement by the Sellers. With respect to any other breach of the Agreement, the losses shall be computed according to the principles of Danish law without being limited by this Clause 14.

14.2	Subject to the limitations of this Clause 14, the Buyer agrees to indemnify the Sellers from and against all losses suffered based upon any Breach of Agreement by the Buyer. With respect to any other breach of the Agreement, the losses shall be computed according to the principles of Danish law without being limited by this Clause 14.

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14.3	The Parties shall without unreasonable delay give Notice to the other Party of any demand, claim or any other circumstance giving rise to a claim or the commencement of any action, proceeding or investigation that may result in a loss covered by Clauses 14.1 and 14.2. The claim Notice shall describe the asserted liability in reasonable detail, shall be accompanied by documentation necessary to support the claim and shall indicate the size of the loss (estimated if necessary).

14.4	In the event of a claim in respect of a matter which in the indemnifying Party’s reasonable opinion is capable of cure, the indemnifying Party shall have the right, exercisable upon written Notice to the other Party, to attempt to cure within 90 days the matter resulting in the claim.

14.5	As soon as practicably possible after receipt by the Buyer or any Group Company of notice of any claim which may entitle the Buyer to make a claim against the Sellers under the terms of this Agreement (an ”External Claim”)
(a)	the Buyer shall without unreasonable delay notify the Sellers by way of a Notice;

(b)	the Buyer shall thereafter consult with the Sellers in respect of the External Claim and permit, and procure that any relevant Group Company shall permit, to the extent reasonable, and subject to the execution of a confidentiality agreement related to such information, the Sellers and their advisers full and unrestricted access to all relevant employees, documents, information and records for the purpose of investigating the matter and enabling the Sellers to take any action permitted by this Clause 14.5;

(c)	subject to the Sellers agreeing to indemnify the Buyer for the relevant External Claim within the limitations contained in this Clause 14, the Sellers shall be entitled to require by way of Notice to the Buyer, within 30 Business Days (such time limit subject to prior fulfilment of Clause 14.5(b)) of notification by the Buyer to the Sellers of an External Claim, (i) that the Sellers thereafter have the exclusive conduct and control on behalf of

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the relevant member of the Group of the External Claim or, (ii) if the External Claim exceeds the amount set out in Clause 14.13, that the Sellers wish to control the External Claim jointly with the Buyer on behalf of the relevant member of the Group in accordance with Clause 14.5(d). Further, the following shall apply:
(i)	the Sellers shall not make any admission of liability agreement, settlement or compromise with any third party in relation to the External Claim without the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed);

(ii)	the Buyer shall give and shall procure that each member of the Group shall give to the Sellers any and all information and assistance as the Sellers may reasonably require for any purpose referred to in this Clause 14.5 provided, however, that the Sellers shall bear all costs and fees relating to the conduct by the Sellers of any External Claim; and

(iii)	the Sellers shall take all actions that the Buyer may reasonably request to avoid, dispute, resist, defend or appeal the External Claim;
(d)	if the External Claim exceeds the amount set out in Clause 14.13 the Parties shall jointly conduct and control on behalf of the relevant member of the Group the External Claim. Further, the following shall apply:
(i)	neither the Buyer nor the Sellers shall make and shall procure that the Group does not make any admission of liability agreement, settlement or compromise with any third party in relation to the External Claim without the prior

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written consent of the other Party (such consent not to be unreasonably withheld or delayed);

(ii)	the Parties shall jointly appoint legal counsel concerning the conduct of the External Claim and shall jointly instruct such legal counsel;

(iii)	the Parties shall not take any action in respect of third parties in relation to the External Claim without the consent of the other Parties;

(iv)	the Parties shall give and shall procure that the Group gives to the other Parties any and all information and assistance as the Parties may reasonably require for any purpose referred to in this Clause 14.5; and

(v)	all costs and fees relating to the conduct of the External Claim shall be split equally between the Sellers and the Buyer, except that the Sellers’ part of the costs and fees together with the External Claim cannot exceed the amount set out in Clause 14.13; and
(e)	if the Sellers have not by way of Notice assumed exclusive conduct and control in relation to an External Claim, the Buyer shall and shall procure that each relevant Group Company shall:
(i)	keep the Sellers informed of all material developments in relation to the External Claim including such information as the Sellers shall reasonably require; and

(ii)	not make any admission of liability, agreement, settlement or compromise with any third party in relation to the External Claim without the prior written consent of the Sellers

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(such consent not to be unreasonably withheld or delayed).
14.6	The Buyer shall not be entitled to claim indemnification from the Sellers to the extent that the Buyer’s loss is ascribable to circumstances within the Buyer’s Knowledge at the date of Signing.
14.7	A claim by a Party with respect to a Breach of Agreement shall in any event lapse and cease to exist at the earlier of (i) December 27, 2008, provided that the claim has not been notified as a Notice to the other Party, or (ii) three months after a Party has rejected in writing a claim raised in accordance with Clause 14.3 (unless the other Party has agreed to extend the three months’ deadline) provided that the other Party has not initiated legal proceedings in accordance with Clause 22. This shall apply irrespective of whether such claim or the circumstances related to such claim was within the knowledge of the claiming Party.
14.8	Neither Party shall be held liable for any indirect or consequential losses such as operating loss, loss of profits, loss of interest or consequential costs (in Danish “indirekte tab eller følgeskader”). For the avoidance of doubt, any indirect or consequential losses which the Group is obligated to pay to a third party shall be regarded as a direct loss for purposes of the Buyer’s claim for indemnification. The amount of losses to be paid by the indemnifying Party shall be calculated on a DKK for DKK basis, and in no event shall any multiple be used in calculating the amount of losses.
14.9	The amount of any loss due to a Breach of Agreement by the Sellers shall be calculated in accordance with the following principles:
(a)	the effect of any Tax benefit, as and when realized, or saving by the Buyer or any Group Company shall be deducted when calculating the loss;

(b)	the amount of any realized compensation or other recovery (including without limitation any insurance proceeds) to which the

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Buyer or any Group Company has actually received shall be deducted when calculating the loss;

(c)	the occurrence of or the increase of a loss attributable to any change in the applicable Law or any change in Tax rates or accounting principles adopted subsequent to the date of this Agreement shall be disregarded;

(d)	the occurrence of or increase of a loss being the result of any act or omission on the part of the Buyer or any Group Company or their respective directors or agents subsequent to the Closing Date shall be disregarded; and

(e)	in the event there has been a provision established in the September Balance Sheet with respect to the specific subject-matter, the Sellers shall be liable only for losses incurred, which are in excess of such provision.
14.10	The Party having incurred a loss is under an obligation to mitigate the losses (in Danish “tabsbegrænsningsforpligtelse”).
14.11	The Parties shall incur no liability in respect of any individual loss suffered by the other Party due to a Breach of Agreement unless the amount of such individual loss as finally determined exceeds an amount of DKK 1,000,000 (the “Lower Threshold”). Claims arising out of similar events or circumstances shall be regarded as one individual claim. Any claim less than the Lower Threshold shall, therefore, not be taken into account for the calculation of the Basket Amount, cf. Clause 14.12.
14.12	The Parties shall incur no liability in respect of losses suffered by the other Party due to a Breach of Agreement unless the aggregate amount of such losses as finally determined exceeds an amount of DKK 17,500,000 (the “Basket Amount”) and the indemnifying Party shall in such event be liable for the whole amount and not just the excess. Claims arising out of similar events or circumstances shall be regarded as one individual claim.

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14.13	In no event shall the aggregate indemnification payable by the Sellers in respect of any loss related to a Breach of Agreement by the Sellers exceed DKK 122,500,000, which amount shall constitute the maximum amount of the Sellers’ liability hereunder.
14.14	The limitations of the liability of the Sellers set out in this Clause 14 shall not apply to claims for Breach of Agreement arising out of or as a result of fraud, wilful misrepresentation or gross negligence on the part of the Sellers.
14.15	The limitations of liability of the Sellers set out in Clause 14.6 and Clauses 14.11-14.12 shall not apply to claims for Breach of Agreement with respect to the Warranty set out in Clause 10.6.4. The limitations of liability of the Sellers set out in Clauses 14.11 and 14.12 shall not apply to claims for Breach of Agreement with respect to the Warranties set out in Clause 3.2 and Clauses 10.1 – 10.5 and the limitations of the liability of the Sellers set out in Clause 14.13 shall not apply to claims for Breach of Agreement with respect to the Warranties set out in Clause 3.2 and Clauses 10.1 — 10.5.
14.16	The remedies provided in this Clause 14 are the exclusive remedies available to the Parties with respect to any Breach of Agreement by either of the Parties. The Parties shall not be entitled to rescind the Agreement (in Danish: “hæve aftalen”). The Buyer shall not be entitled to claim for a proportionate reduction of the Purchase Price (in Danish “forholdsmæssigt afslag”).
14.17	The Sellers’ liability under this Agreement shall be several (as opposed to joint and several) and pro rata (unless otherwise specified herein) in proportion to each Seller’s ownership interest in the Company.l
14.18	For the avoidance of doubt, nothing in this Agreement shall prohibit any of the Sellers from distributing funds to their shareholders or from entering into liquidation or otherwise being dissolved, provided that such liquidation or dissolution takes place after 27 December 2008.

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15	Announcements and Confidentiality

15.1	The Parties shall consult with each other on the content and timing of any press release or other public statement to be issued at or around Signing with respect to the Agreement and shall not issue any such press release or public statement prior to such consultation, except as may be required by Law or securities exchange regulations. The Sellers agree not to issue any press release at Signing prior to the release of the Buyer’s press release.

15.2	The Parties undertake not to disclose the Schedules to this Agreement or any information relating to disputes arising out of this Agreement, to any other party without the prior written consent of both Parties (other than to a Party’s directors, employees, or advisors, who needs to know such information to discharge his or hers duties), except to the extent that such disclosure is stipulated in this Agreement or is required by Law, securities exchange regulations or any governmental filing necessary to fulfil the transactions contemplated by this Agreement.

15.3	The rights of the Sellers and/or the Group arising out of executed confidentiality agreements with third party bidders in connection with the contemplated transaction are irrevocably assigned to the Buyer as of the Closing Date, copies of which shall be delivered by the Sellers to the Buyer at Closing.

16	Further Assurance

16.1	The Sellers and the Buyer shall at their own cost, on being reasonably required to do so by the other Party, do or procure the doing of all such acts and/or execute or procure the execution of all documents which the requesting Party may reasonably consider necessary for giving full effect to this Agreement and securing to the requesting Party the full benefit of the rights, powers and remedies conferred upon such Party in this Agreement, including but not limited to the exchange of information and assistance with filing with any authority.

16.2	The Sellers agree to reasonably consult and cooperate with the Buyer on all matters relating to the protection of the Intellection Property

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owned by the Group. Such reasonable consultation and cooperation shall include, without limitation, (i) executing and delivering all such papers as may be necessary or desirable to obtain rights to and perfect the title to said Intellectual Property for the Group, the Buyer, its successors, assigns, nominees or legal representatives, as applicable, (ii) communicating to the Buyer or to its successors, assigns, nominees or legal representatives known facts respecting the Intellectual Property owned by the Group, (iii) testifying in any legal proceedings, (iv) signing all lawful papers, (v) executing all rightful disclaimers and divisional, continuing, re-issue and foreign applications and (vi) making all rightful oaths and generally doing everything reasonably possible to aid the Buyer, its successors, assigns, nominees and legal representatives to obtain and enforce proper protection for said Intellection Property in any and all countries.

16.3	In the event the Buyer determines that it is required to file a Form 8-k with the US Securities and Exchange Commission (“SEC”) as a result of the consummation of the transactions contemplated in this Agreement, the Sellers agree to deliver to or procure the Group to deliver to the Purchaser such consolidated financial statements for the Group, audited by the Company’s independent public accountants in accordance with US generally accepted auditing standards and prepared in accordance with or reconciled to GAAP, as required pursuant to the Form 8-k in sufficient time for the Buyer to file the Form 8-k with the SEC. All costs and fees, if any, which may be incurred by the Sellers and the Group for the above purposes will be promptly reimbursed by the Buyer.

16.4	The Sellers will cause the Company to prepare and file the corporate income tax returns for all Group Companies for returns due before or on the Closing Date and, as appropriate, address all queries relating to these returns from the relevant Tax authorities. For returns covering periods up to the date of Closing but due after the date of Closing, the Buyer shall cause the Company to prepare and file such returns. Whether these returns are due before or after the Closing Date, the Parties agree to prepare such returns on the basis of good faith and

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historical practices (e.g., depreciation methods, annual elections, etc.) to the extent appropriate and in accordance with Law.
The Parties shall provide each other access to such information that is relevant and is reasonably necessary to address these returns covering periods up to the Closing Date (whether due before or after Closing) and keep the other Party fully informed of the status and any actions taken with respect to these matters, including copies of relevant documentation. With respect to returns prepared prior to or on the Closing Date, the Buyer shall also have the right to review such returns; and with respect to returns relating to periods preceding the Closing Date but prepared after the Closing Date, the Sellers shall have the right to review such returns. The Sellers and the Buyer also have a right to review any correspondence with respect to the Tax authorities prior to submission and the Parties agree to consult and resolve in good faith any issues arising as a result of such reviews.
After the Closing Date, the Parties will provide and will cause their Affiliates to provide the other party with such cooperation and information as either of them reasonably may request of the other in filing any Tax return, amended Tax return, determining a liability for Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Without limiting the scope of the foregoing, the Parties shall each make available to the other, as reasonably requested, all information, records or documents in their possession relating to all Tax matters and Tax returns of the Group Companies for all tax periods prior to or including the Closing Date and shall preserve all such information, records and documents until sixty (60) days after the expiration of any applicable Tax statute of limitations or extensions thereof.
During 2008 the Buyer and the Group shall not be entitled to file for any rulings/obtain pre-approvals etc. (“Ruling” or “Rulings”) with the Tax authorities about matters that could have an adverse impact on the Group’s Tax position as reflected on the September Balance Sheet unless (i) the Buyer in advance provides evidence to the Sellers that such Rulings are specifically required by Law or (ii) the Rulings have

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been pre-approved by the Sellers (such approval not to be unreasonably withheld). To the extent the Buyer or a Group Company files for a Ruling in 2008 which adversely affects the Group’s Tax position on the September Balance Sheet without complying with one of these two conditions, the Buyer shall not be entitled to any indemnification for Tax claims pursuant to Clause 10.8.2 specifically with respect to the amount of the adverse impact caused by the Ruling on the Group’s Tax position or caused by any Tax audit on any Tax matter initiated as a result of the request for a Ruling by the Buyer/Group. In the pre-approval process, the Sellers will consider the need for a Ruling in good faith also taking into consideration the commercial need, if any, for the Group to make changes to the business set-up etc. If the Parties do not agree on the need for filing for a Ruling, they agree to appoint an independent Tax expert (mutually satisfactory and costs to be shared) to review the need for filing for a Ruling and the Parties agree to follow the conclusions reached by the independent Tax expert.
The Buyer accepts that the Group as a main rule shall continue to apply in 2008 the existing transfer pricing set-up for Tax purposes. To the extent that the Buyer/Group during 2008 determines a need for material changes to the transfer pricing methodologies and/or documentation of the Group, the Buyer agrees to present to the Sellers the proposed material changes prior to the implementation thereof. In this regard, the term “material changes” as used in this paragraph are those changes, which the Buyer reasonably believes may have an adverse impact on the Group’s Tax position on the September Balance Sheet, or which the Buyer reasonably believes may provoke a Tax audit by a Tax authority relative to periods ending before or on the Closing Date based on the degree and magnitude of the change in transfer pricing methodology. Solely for purposes of determining the validity of indemnification claims made with respect to transfer pricing under Clause 10.8.6, the Sellers have the right to reject the implementation of the proposed changes presented by the Buyer in 2008 if and to the extent the Buyer is unable to provide evidence to the Sellers (i) that the proposed material changes are required to be implemented by Law; (ii) that the proposed material changes probably will not have an adverse effect on the Group’s Tax position for any period prior to the

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September Balance Sheet; (iii) that the proposed material changes are prudent per the recommendations of Deloitte or KPMG (which were made available to the Buyer as part of due diligence) or (iv) that the Buyer is willing to waive the right to seek indemnification under Clause 10.8.6 relative to the specific transfer pricing change being made and limited to the monetary extent of such change and any other transfer pricing liability of the Group, for which the Buyer may seek indemnification from the Sellers, caused by any Tax audit as a result of the transfer pricing change being made. Absent agreement between the Buyer and the Sellers that such requirements are fulfilled the Parties agree to refer the decision in respect thereof to an independent Tax expert appointed jointly by the Parties (mutually satisfactory and costs shared), and the Parties shall accept the conclusions of such Tax expert.

17	No Assignment

17.1	This Agreement or any rights according to this Agreement is not assignable by either of the Parties, except that the Buyer is entitled to assign its rights and obligations under this Agreement to a directly or indirectly wholly-owned subsidiary, provided that the Buyer undertakes to guarantee for the obligations of such subsidiary as if they were the Buyer’s own obligations under this Agreement (in Danish “selvskyldnerkaution”).

18	Entire Agreement

18.1	This Agreement and any other documents referred to in this Agreement constitute the whole and only agreement between the Parties relating to the transactions contemplated hereby.

18.2	Any change in or addition to this Agreement shall be in writing and shall be signed by all Parties.

19	Cost and Expenses

19.1	Each Party shall pay its own costs and expenses related to the Agreement and the transactions contemplated hereby, including fees to auditors,

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lawyers, consultants, investment bankers, brokers and other advisers.

20	Notices

20.1	Any communication among the Parties under this Agreement shall be made through a Notice. Except for such Notices as set out in Clause 21.1, Notices made under this Agreement shall be sent to a Party at the below-mentioned address and for the attention of the individual stated below:

to the Sellers:	Nordic Capital III Limited
c/o NC Advisory A/S
Sankt Annæ Plads 11
DK 1250 København K
tel: +45 3344 7750
fax: +45 3344 7755
email: [redacted]
for the attention of Kent Stevens Larsen

P-M 2000 A/S
Malmøgade 3
2100 København Ø
Denmark
tel: +45 3526 3574
fax: +45 2526 3594
email: [redacted]
for the attention of Niels Worning

Intermediate Capital Investments Limited
20, Old Broad Street
London Ec2N 1DP
tel: +44 22 7628 9898
fax: +44 20 7628 2268
email: [redacted]
for the attention of Andrew Phillips

Erhvervsinvest Nord A/S

Gorrissen Federspiel Kierkegaard

Skelagervej 15
DK-9000 Aalborg
Danmark
tel: +45 96 34 29 56
fax: +45 96 34 45 67
email: [redacted]
for the attention of Torben N. Sørensen

with a copy to:	Gorrissen Federspiel Kierkegaard
H.C. Andersens Boulevard 12
1553 Copenhagen V
Denmark
tel: +45 33 41 41 41
fax: +45 33 41 41 33
email: [redacted]
for the attention of Henrik Thouber

to the Buyer:	Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA 19053
USA
fax: +1 215 355 0119
email: [redacted]
for the attention of James M. Papada, III, CEO

with copy to:	Jonas Bruun
Bredgade 38
DK-1260 Copenhagen K
Denmark
fax: +45 33 47 88 88
email: [redacted]
for the attention of Mogens Ebeling and Christian Gregersen
or to such other person and address, which either Party may notify the other Party of in writing.

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20.2	Any Notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed to have been given at the start of the next Business Day.

21	Service Agent

21.1	The Sellers hereby appoint the Sellers’ legal counsel Gorrissen Federspiel Kierkegaard (the “Service Agent”) as their service agent with respect to claims arising out of a Breach of Agreement for which all of the Sellers are liable. The Buyer shall send Notices relating to such claims solely to the Service Agent at the address set out below. For the avoidance of doubt, the Buyer shall send Notices relating to claims arising out of any Breach of Agreement for which not all of the Parties are liable directly to the Party or Parties responsible for the alleged Breach of Agreement.

The Service Agent:	Gorrissen Federspiel Kierkegaard
H.C. Andersens Boulevard 12
1553 Copenhagen V
Denmark
tel: +45 33 41 41 41
fax: +45 33 41 41 33
email: [redacted]
for the attention of Henrik Thouber
22	Governing Law and Arbitration

22.1	This Share Purchase Agreement shall be governed by the Laws of Den-mark disregarding its rules on renvoi.

22.2	Any dispute or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the Rules of Procedure of the Danish Institute of Arbitration (Danish Arbitration).

The arbitration tribunal shall be composed of three arbitrators.

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The Sellers involved in the dispute shall collectively appoint one arbitrator and the Buyer shall appoint one arbitrator. The Institute shall appoint a third arbitrator who shall be the Chairman of the arbitration tribunal. If a Party has not appointed an arbitrator within 30 days of having requested or received notice of the arbitration, such arbitrator shall be appointed by the Institute.

The place of arbitration shall be Copenhagen.

The language of the arbitration shall be English.

23	Copies

23.1	This Agreement shall be signed in 6 copies. The Parties shall each receive one original copy.
—o0o—

Gorrissen Federspiel Kierkegaard
Date: 8th January 2008

For and on behalf of Technitrol Inc.:	For and on behalf of Nordic Capital
III Limited:

/s/ James M. Papada, III	/s/ Lynda Elliott

James M. Papada, III	Lynda Elliott

For and on behalf of NC III Limited:	For and on behalf of P-M 2000 A/S:

/s/ Lynda Elliott	/s/ Niels Worning

Lynda Elliott	Niels Worning

For and on behalf of Intermediate	For and on behalf of Erhvervsinvest
Capital Investments Limited:	Nord A/S:

/s/ Paul Piper	/s/ Torben Sørensen

Paul Piper	Torben Sørensen

/s/ Clare Reilly
Clare Reilly

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List of Schedules

Schedule 1.A	Accounting Principles

Schedule 1.B	Disclosure Letter

Schedule 1.C	Key Employees

Schedule 1.D	Management Shareholders

Schedule 1.E	Material Contracts

Schedule 1.F	Individuals acting on behalf of the Buyer

Schedule 4.2(c)	Executed Financing Commitment Letter

Schedule 6.1	Form of the Management Shareholders’ share and warrant transfer document

Schedule 7.1(b)	Jurisdictions for competition law filings

Schedule 8.2(j)	The Escrow Agreement

Schedule 9.2	Data Room Index

Schedule 9.2(1)	Details of management presentations, Q&A sessions, site visits and data room questions

Schedule 10.9.1	Property and Leases

Schedule 10.10.3	Change of Control Contracts

Schedule 10.11.1	Insurances

Schedule 10.12.1	List of registered Intellectual Property

Schedule 10.12.2	List of License Agreements

Schedule 10.13.2	Material terms of employment of Key Employees